SOURCE: DAVID A. KINDLICK   609-561-9000
            STEPHEN H. CLARK
COMPANY NAME: SOUTH JERSEY INDUSTRIES, INC.
MARKET: N
STOCK SYMBOL: SJI

SOUTH JERSEY INDUSTRIES, INC. AND SUBSIDIARIES
COMPARATIVE EARNINGS STATEMENTS
(In Thousands Except for Per Share Data)
UNAUDITED

	Three Months Ended December 31,	
	2012	2011
Operating Revenues:		
Utility	$128,561	$ 108,175
Nonutility	68,997	90,365
Total Operating Revenues	$197,558	198,540
Operating Expenses:		
Cost of Sales - (Excluding depreciation)		
- Utility	60,303	43,234
- Nonutility	60,563	69,525
Operations	33,629	26,714
Maintenance	3,481	3,484
Depreciation	10,646	9,221
Energy and Other Taxes	2,749	3,095
Total Operating Expenses	171,371	155,273
Operating Income	26,187	43,267
Other Income and Expense	1,214	2,679
Interest Charges	(2,316)	(5,621)
Income Before Income Taxes	25,085	40,325
Income Taxes	757	(3,022)
Equity in Loss of Affiliated Companies	(273)	(317)
Income from Continuing Operations	25,569	36,986
Loss from Discontinued Operations - (Net of tax benefit)	(383)	(84)
Net Income	$ 25,186	$ 36,902
Basic Earnings per Common Share:		
Continuing Operations	$ 0.81	$ 1.23
Discontinued Operations	(0.01)	(0.00)
Basic Earnings per Common Share	$ 0.80	$ 1.23
Average Shares of Common Stock Outstanding - Basic	31,465	30,117
Diluted Earnings per Common Share:		
Continuing Operations	$ 0.81	$ 1.22
Discontinued Operations	(0.01)	0.00
Diluted Earnings per Common Share	$ 0.80	$ 1.22
Average Shares of Common Stock Outstanding - Diluted	31,547	30,029

	Twelve Months Ended December 31,	
	2012	2011
Operating Revenues:		
Utility	$420,818	$ 405,742
Nonutility	$285,462	422,818
Total Operating Revenues	706,280	828,560
Operating Expenses:		
Cost of Sales - (Excluding depreciation)		
- Utility	187,655	181,158
- Nonutility	230,147	363,834
Operations	113,643	100,901
Maintenance	13,615	13,122
Depreciation	41,336	35,749
Energy and Other Taxes	9,986	12,189
Total Operating Expenses	596,382	706,953
Operating Income	109,898	121,607
Other Income and Expense	11,104	15,642
Interest Charges	(18,986)	(24,078)
Income Before Income Taxes	102,016	113,171
Income Taxes	(11,479)	(22,502)
Equity in Earnings (Loss) of Affiliated Companies	2,239	(810)
Income from Continuing Operations	92,776	89,859
Loss from Discontinued Operations - (Net of tax benefit)	(1,168)	(568)
Net Income	$ 91,608	$ 89,291
Basic Earnings per Common Share:		
Continuing Operations	$ 3.02	$ 3.00
Discontinued Operations	$ (0.04)	(0.02)
Basic Earnings per Common Share	$ 2.98	$ 2.98
Average Shares of Common Stock Outstanding - Basic	30,744	30,000
Diluted Earnings per Common Share:		
Continuing Operations	$ 3.01	$ 2.99
Discontinued Operations	$ (0.04)	(0.02)
Diluted Earnings per Common Share	$ 2.97	$ 2.97
Average Shares of Common Stock Outstanding - Diluted	30,824	30,086